OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                      September 9, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  LYNCH CORPORATION
          AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-2/A

Ladies and Gentlemen:

     We have acted as counsel to Lynch Corporation, an Indiana corporation (the
"Company"), in connection with the filing of its registration statement on Form
S-2 (File No. 333-126335) (the "Registration Statement"), relating to an aggregate of 538,676 shares, par value $0.01 per share, issuable upon the exercise of outstanding subscription rights, as more particularly described in the Registration Statement and the prospectus forming a part thereof.

     Reference is made to that certain Opinion of Counsel  included as Exhibit 5 to the Registration  Statement (the "Opinion of Counsel").  This letter is being provided in response to comment 15 of that certain  Comment  Letter dated August
24, 2005 from the Securities and Exchange Commission, and is intended to confirm that the reference in the Opinion of Counsel to the Business  Corporation Law of
the State of Indiana  includes the statutory  provisions and also all applicable
provisions  of  the  Indiana   Constitution  and  reported  judicial   decisions
interpreting these laws.

                        Very truly yours,

                        /s/ OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                        OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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